File No. 333-203814

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

WILMINGTON TRUST, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

16-1486454

(I.R.S. employer identification no.)

1100 North Market Street

Wilmington, DE 19890

(Address of principal executive offices)

Robert C. Fiedler

Vice President and Counsel

1100 North Market Street

Wilmington, Delaware 19890

(302) 651-8541

(Name, address and telephone number of agent for service)

Boyd Gaming Corporation1

(Exact name of obligor as specified in its charter)

Nevada	88-0242733
(State of incorporation)	(I.R.S. employer identification no.)

3883 Howard Hughes Parkway, Ninth Floor
Las Vegas, Nevada	89169
(Address of principal executive offices)	(Zip Code)

Debt Securities

(Title of the indenture securities)

1	SEE TABLE OF ADDITIONAL OBLIGORS

TABLE OF ADDITIONAL OBLIGORS

Exact Name of Obligor as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Number
Blue Chip Casino, LLC	Indiana	35-2087676
Boyd Acquisition, LLC	Delaware	45-5360937
Boyd Atlantic City, Inc.	New Jersey	93-1221994
Boyd Biloxi, LLC	Mississippi	45-2844774
Boyd Louisiana Racing, L.L.C.	Louisiana	45-4113740
Boyd Racing, L.L.C.	Louisiana	91-2121472
Boyd Tunica, Inc.	Mississippi	64-0829658
California Hotel and Casino	Nevada	88-0121743
California Hotel Finance Corporation	Nevada	88-0217850
Coast Casinos, Inc.	Nevada	20-0836222
Coast Hotels and Casinos, Inc.	Nevada	88-0345706
M.S.W., Inc.	Nevada	88-0310765
Par-A-Dice Gaming Corporation	Illinois	37-1268902
Red River Entertainment of Shreveport, LLC	Louisiana	27-3075666
Sam-Will, Inc.	Nevada	88-0203673
Treasure Chest Casino, L.L.C.	Louisiana	72-1248550

Item 1.	GENERAL INFORMATION. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of Currency, Washington, D.C.

Federal Deposit Insurance Corporation, Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the trustee, describe each affiliation:

Based upon an examination of the books and records of the trustee and upon information furnished by the obligor, the obligor is not an affiliate of the trustee.

Item 16.	LIST OF EXHIBITS. Listed below are all exhibits filed as part of this Statement of Eligibility and Qualification.

1.	A copy of the Charter for Wilmington Trust, National Association, incorporated by reference to Exhibit 1 of Form T-1.

2.	The authority of Wilmington Trust, National Association to commence business was granted under the Charter for Wilmington Trust, National Association, incorporated herein by reference to Exhibit 1 of Form T-1.

3.	The authorization to exercise corporate trust powers was granted under the Charter for Wilmington Trust, National Association, incorporated herein by reference to Exhibit 1 of Form T-1.

4.	A copy of the existing By-Laws of Trustee, as now in effect, incorporated herein by reference to Exhibit 4 of form T-1.

5.	Not applicable.

6.	The consent of Trustee as required by Section 321(b) of the Trust Indenture Act of 1939, incorporated herein by reference to Exhibit 6 of Form T-1.

7.	Current Report of the Condition of Trustee, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

8.	Not applicable.

9.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 7th day of May, 2015.

WILMINGTON TRUST, NATIONAL ASSOCIATION

By:	/s/ Timothy P. Mowdy
Name: Timothy P. Mowdy
Title: Administrative Vice President